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                                  UNITED STAES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                          (Amendment No.____________)*


                      Pilgrim America Capital Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                  72142R 10 8
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Robert W. Stallings
                      Pilgrim America Capital Corporation
        40 N. Central Ave., Ste. 1200, Phoenix, AZ 85004 (602) 417-8110
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


         May 11, 1997; All information provided as of December 3, 1997
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                        (Continued on following page(s))

------------------------                                    --------------------
CUSIP No. 72142R 10 8                  13D                     Page 2 of 5 Pages
------------------------                                    --------------------

--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          Robert W. Stallings; SS# ###-##-####
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [  ]
                                                             (b)  [  ]
--------------------------------------------------------------------------------
   3   SEC USE ONLY

--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*
          PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]
--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION
          USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES              246,729
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH               15,840
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH               246,729
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                         15,840
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          262,569
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [  ]
--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.76%
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.  Security and Issuer.
         --------------------

         This  Schedule  13D relates to shares of common  stock,  $.01 par value
(the "Common Stock"), of Pilgrim America Capital Corporation, a Delaware corporation ("PACC"), whose executive offices are located at 40 N. Central Avenue, Suite 1200, Phoenix, AZ 85004.

Item 2.  Identity and Background.
         ------------------------

         This Schedule 13D is filed on behalf of Robert W. Stallings. Pursuant to Instruction C of Schedule 13D, the following sets forth the required information regarding this reporting person.

         Robert W. Stallings. Mr. Stallings is a citizen of the United States. Mr. Stallings' principal occupation is management of PACC, which is the parent company of three financial services companies. Mr. Stallings is PACC's Chairman, Chief Executive Officer and President. Mr. Stallings' principal business office and principal office is located at 40 N. Central Avenue, Suite 1200, Phoenix, AZ 85004.

         During the last five years, Mr. Stallings has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.


Item 3.  Source and Amount of Funds or Other Contributions.
         --------------------------------------------------

         Mr. Stallings purchased 143,569 shares with personal funds including shares purchased through PACC's 401 K Plan, purchases by his spouse through spouse's employer's profit sharing plan and 119,000 shares are options exercisable currently.

Item 4.  Purpose of Transaction.
         -----------------------

         Mr. Stallings is a founder of PACC and has purchased, at various times since the formation of PACC's predecessor in 1990, an aggregate of 143,569 shares of Common Stock which are owned on the date of this report. With the exception of purchases of the Common Stock in connection with such formation, Mr. Stallings' purchases were made at prevailing market prices with personal funds, including funds in Mr. Stallings' account with the Company's 401-k Plan and through the profit sharing plan of Mr. Stallings' spouse. On October 22, 1997, Mr. Stallings purchased 3,000 shares at $22.50 per share, and on November 9, 1997 he purchased 300 shares at $19.625 per share. Mr. Stallings also beneficially owns 119,000 shares of Common Stock pursuant to currently exercisable stock options granted under PACC's stock option plans. 33,334 shares are subject to such options vested on July 11, 1997. Prior to such options vesting, Mr. Stallings beneficially owned, either directly or with his spouse, approximately 4.4% of the Common Stock.

Item 5.  Interest in Securities of the Issuer.
         -------------------------------------

         The information set forth below relates to the beneficial ownership by the reporting person of the Common Stock of PACC.

         (a)      Robert W. Stallings - 262,569

         (b)                        (i)      Sole voting power:      246,729
                                                               -------------
                                    (ii)     Shared voting power:     15,840
                                                                 -----------
                                    (iii)    Sole investment power:  246,729
                                                                   ---------
                                    (iv)     Shared investment power: 15,840
                                                                     -------
                                             Total:                  262,569
                                                   -------------------------

         (c) Mr. Stallings purchased 3,000 shares at a price of $22.50 on October 22, 1997, and 300 shares on November 19, 1997 at a price of $19.625. All purchases were open market purchases completed through a broker on the NASDAQ National Market.

         (d)      Not applicable.

         (e)       Not applicable.

Item 6.  Contracts,  Arrangements,  Understandings or Relationships With Respect
         -----------------------------------------------------------------------
         to Securities of the Issuer.
         ----------------------------

         Pursuant to PACC's stock option plans, Mr. Stallings was granted an:

         o Option to buy 57,000 shares of Common Stock; the option becomes exercisable in annual increments of 33% beginning on August 30, 1997, the first anniversary of the date of grant.

         o Option to buy 100,000 shares of Common Stock; the option becomes exercisable in annual increments of 33% beginning on August 30, 1997, the first anniversary of the date of grant.

         o Option to buy 100,000 shares of Common Stock the option becomes exercisable in annual increments of 33% beginning on July 11, 1996, the first anniversary of the date of grant.

         Mr. Stallings is vested with respect to 119,000 of these shares. He has not exercised any options.

Item 7.  Material to be Filed as Exhibits.
         ---------------------------------

         Not applicable. Copies of PACC's stock option plans, pursuant to which the options described in Item 6 above were granted, are filed as exhibits to PACC's periodic reports, including its most recent annual report on Form 10-K, filed with the Securities and Exchange Commission.

                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





  December 3, 1997                               By: /s/ Robert W. Stallings
--------------------                                ----------------------------
       Date                                      Robert W. Stallings
                                                        Chairman, President, and
                                                        CEO of PACC